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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                   Schedule TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                                  Gartner, Inc.
                       (Name of Subject Company (Issuer))
                             Gartner, Inc. (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))


                    Common Stock, Class A, $0.0005 Par Value
                    Common Stock, Class B, $0.0005 Par Value

                                   ----------

                         (Title of Class of Securities)

                        Common Stock, Class A, 366651107
                        Common Stock, Class B, 366651206

                                   ----------

                      (CUSIP Number of Class of Securities)

                             Lewis G. Schwartz, Esq.
                                 General Counsel
                                  Gartner, Inc.
                                 P.O. Box 10212
                               56 Top Gallant Road
                             Stamford, CT 06902-7747
                               Tel: (203) 316-1111

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   ----------

                                   Copies to:
                             Larry W. Sonsini, Esq.
                              Robert Sanchez, Esq.
                              Michael S. Dorf, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                               Tel: (650) 493-9300

                           CALCULATION OF FILING FEE
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   Transaction Valuation*                               Amount of Filing Fee**
--------------------------------------------------------------------------------
      $226,853,122.50                                          $28,742
================================================================================

* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 11,298,630 outstanding shares of Common Stock, Class A, and 5,505,305 outstanding shares of Common Stock, Class B, are being purchased at the maximum possible tender offer price of $13.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $28,742
     Form or Registration No.:  Schedule TO
     Filing Party:  Gartner, Inc.
     Date Filed:  June 22, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
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This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO originally filed with the Securities and Exchange Commission on June 22, 2004 (the "Schedule TO") by Gartner, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase for cash up to 11,298,630 shares of its Common Stock, Class A, par value $0.0005 per share ("Class A Shares"), and 5,505,305 shares of its Common Stock, Class B, par value $0.0005 per share ("Class B Shares," and together with the Class A Shares, the "Shares"), including, in each case, the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, by and between the Company and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank), as amended by Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of June 30, 2003, at a price of not more than $13.50 nor less than $12.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 22, 2004 (the "Offer to Purchase") and the accompanying letters of transmittal (the "Letters of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letters of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B)(i) and
(a)(1)(B)(ii), respectively.

The information in the Offer to Purchase and the accompanying Letters of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letters of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A),
(a)(1)(B)(i) and (a)(1)(B)(ii), respectively, are hereby amended as follows:

     1. The first complete sentence on page ii of the Offer to Purchase is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

     2. The following sentence in the last paragraph of the Section entitled "Forward-Looking Statements" on page 8 of the Offer to Purchase is deleted in its entirety: "We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements."

     3. The last sentence on page 8 of the Offer to Purchase is amended by deleting the phrase "advise you, however, to" and substituting the phrase "advise you to."

     4. The last sentence of the third paragraph on page 9 of the Offer to Purchase is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

     5. The second sentence of the first full paragraph on page 13 of the Offer to Purchase is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

     6. The first sentence on page 21 of the Offer to Purchase is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

     7. The second sentence of the fourth full paragraph on page 23 of the Offer to Purchase is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

     8. The first sentence of the first paragraph of Section 7 ("Conditions of the Tender Offer") on page 24 of the Offer to Purchase is amended by replacing the clause "before the payment date" with the clause "before the expiration date" and by deleting the parenthetical "(including any action or omission to act by Gartner)."

     9. The second and third bullet points on page 24 of the Offer to Purchase are amended by deleting them in their entirety.

     10. The first full bullet point on page 25 of the Offer to Purchase is amended by deleting it in its entirety.

     11. The eighth bullet point on page 26 of the Offer to Purchase is amended by deleting it in its entirety.

     12. Immediately following the last bullet point on page 26 of the Offer to Purchase the following paragraph is inserted: "As used in this Offer to Purchase, the phrase "the benefits of the tender offer or the purchase of shares from Silver Lake" or similar words refer to the efficient deployment of capital in a transaction expected to be accretive to earnings per share without, in Gartner's reasonable judgment, creating a meaningful negative effect on Gartner's liquidity and ability to fund future operations as well as the other benefits described in Section 2. In addition, as used in this Offer to Purchase, the phrase "the contemplated future conduct of the business of Gartner" or similar words refer to the continuation of Gartner's business in substantially the same manner as currently conducted with the preservation or improvement of relationships with important employees, consultants, customers, suppliers and others doing business with Gartner; the preservation or improvement of the financial performance, cash flow, assets and capital resources of Gartner; and the avoidance of any significant contingent or realized liabilities outside of those incurred in the ordinary course of Gartner's business substantially as currently conducted."

     13. The first sentence of the last paragraph on page 26 of the Offer to Purchase is amended by deleting the parenthetical "(including any action or inaction by Gartner)" and by replacing the clause "before the payment date" with the clause "before the expiration date."

     14. The penultimate sentence of the last paragraph on page 26 of the Offer to Purchase is amended by replacing the clause "at any time and from time to time" with the clause "at any time and from time to time before the expiration date."

     15. The first sentence in the Section entitled "Special Payment Instructions" on page 5 of each of the Letters of Transmittal is amended by replacing the clause "to be returned" with the clause "to be promptly returned."

     16. The second sentence of the second full paragraph on page 7 of each of the Letters of Transmittal is amended by replacing the clause "will be returned" with the clause "will be promptly returned."

     17. The first sentence of the fourth full paragraph on page 7 of each of the Letters of Transmittal is amended by replacing the clause "or return" with the clause "or promptly return."

     18. The last sentence of the fourth full paragraph on page 7 of each of the Letters of Transmittal is amended by replacing the clause "or return" with the clause "or promptly return."

     19. The last sentence of the second paragraph on page 10 of each of the Letters of Transmittal is amended by replacing the clause "will be returned" with the clause "will be promptly returned."

     20. Section 9.b. on page 11 of each of the Letters of Transmittal is amended by replacing the clause "to be returned" with the clause "to be promptly returned."

     21. Section 10.c. on page 11 of each of the Letters of Transmittal is amended by replacing the clause "to be returned" with the clause "to be promptly returned."




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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        GARTNER, INC.

                                        /s/  Christopher Lafond
                                        ---------------------------------------
                                        Christopher Lafond
                                        Executive Vice President and Chief
                                        Financial Officer


Date: July 7, 2004

                                INDEX TO EXHIBITS

   Exhibit
   Number        Description
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(a)(1)(A)     Offer to Purchase, dated June 22, 2004.*

(a)(1)(B)     (i) Letter of Transmittal, Common Stock, Class A.*

              (ii) Letter of Transmittal, Common Stock, Class B.*

(a)(1)(C)     (i) Notice of Guaranteed Delivery, Common Stock, Class A.*

              (ii) Notice of Guaranteed Delivery, Common Stock, Class B.*

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 22, 2004.* (a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated June 22, 2004.*

(a)(1)(F) Notice to participants in the Gartner, Inc. Savings and Investment Plan, dated June 22, 2004.*

(a)(1)(G) Letter from the Trustee of the Gartner, Inc. Savings and Investment Plan to the participants in the plan, dated as of June 30, 2004.***

(a)(1)(H) Trustee Direction Form for participants in the Gartner, Inc. Savings and Investment Plan.***

(a)(2)        Not Applicable.

(a)(3)        Not Applicable.

(a)(4)        Not Applicable.

(a)(5)(A)     Summary Advertisement, dated June 22, 2004.*

(a)(5)(B) Gartner Tender Offer - Questions and Answers for Gartner employees.**

(b)(1) Commitment Letter, dated June 17, 2004, by and between the Company, J.P. Morgan Securities Inc. and JPMorgan Chase Bank.*

(d)(1) Stock Purchase Agreement, dated as of June 17, 2004, among the Company and Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C.*

(d)(2) Amended and Restated Securityholders Agreement, dated as of July 12, 2002, among the Company, Silver Lake Partners, L.P. and other parties thereto, incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 29, 2002.

(d)(3) 1991 Stock Option Plan as amended and restated on October 12, 1999, incorporated by reference from the Company's Annual Report on Form 10-K filed on December 22, 1999.

(d)(4) 1993 Director Stock Option Plan as amended and restated on April 14, 2000, incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 29, 2000.

(d)(5) 2002 Employee Stock Purchase Plan, as Amended and Restated February 5, 2003, incorporated by reference from the Company's Form 10-Q as filed on August 14, 2003.

(d)(6) 1994 Long Term Stock Option Plan, as amended and restated on October 12, 1999, incorporated by reference from the Company's Annual Report on Form 10-K filed on December 22, 1999.

(d)(7) 1998 Long Term Stock Option Plan, as amended and restated on October 12, 1999, incorporated by reference from the Company's Annual Report on Form 10-K filed on December 22, 1999.

(d)(8) 1996 Long Term Stock Option Plan, as amended and restated on October 12, 1999, incorporated by reference from the Company's Annual Report on Form 10-K filed on December 22, 1999.

(d)(9) 1999 Stock Option Plan, incorporated by reference from the Company's Form S-8 as filed on February 16, 2002.

(d)(10) 2003 Long-Term Incentive Plan, incorporated by reference from the Company's Proxy Statement for its annual meeting dated February 13, 2003.

(d)(11) Employment Agreement between Michael D. Fleisher and the Company as of October 1, 2002, incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 29, 2002.

(d)(12) Amendment to Employment Agreement between Michael D. Fleisher and the Company dated as of April 29, 2004, incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed on May 4, 2004.

(d)(13) Employment Agreement between Maureen O'Connell and the Company dated as of October 15, 2002 and effective as of September 23, 2002, incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 29, 2002.

(d)(14) Employment agreement between Zachary Morowitz and the Company dated as of January 20, 2003, incorporated by reference from the Company's Transition Report on Form 10-KT as filed on March 31, 2003.

(d)(15) Amended and Restated Rights Agreement, dated as of August 31, 2002, between the Company and Mellon Investor Services LLC, as Rights Agent, with related Exhibits, incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 29, 2002.

(d)(16) Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of June 30, 2003, between the Company and Mellon Investor Services LLC, as Rights Agent, incorporated by reference from the Company's Amendment No. 2 to Form 8-A as filed on June 30, 2003.

(g)           Not applicable.

(h)           Not applicable.

*    Previously filed with Schedule TO on June 22, 2004.

**   Previously filed with Amendment No. 1 to Schedule TO on June 23, 2004.

***  Previously filed with Amendment No. 2 to Schedule TO on June 30, 2004.